Filed by Americas Mining Corporation
Filed by Grupo México, S.A.B. de C.V.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Southern Copper Corporation
Commission File No.: 001-14066
ADDITIONAL INFORMATION AND WHERE TO FIND IT
Americas Mining Corporation (AMC) and Southern Copper Corporation (Southern Copper) will file an Information Statement/Prospectus with the Securities and Exchange Commission. Investors and security holders are urged to read carefully the Information Statement/Prospectus regarding the proposed transaction when it becomes available, because it will contain important information. Investors and security holders may obtain a free copy of the Information Statement/Prospectus (when it is available) and other documents containing information about Southern Copper, without charge, at the SEC’s web site at http://www.sec.gov. Free copies of the Information Statement/Prospectus may be obtained by directing a request to Americas Mining Corporation, 1150 North 7th Avenue, Tucson, AZ 85705, USA, Attention: General Counsel. Free copies of Southern Copper Corporation’s filings may be obtained by directing a request to Southern Copper Corporation, 11811 North Tatum Blvd., Suite 2500, Phoenix, AZ 85028, USA, Attention: Investor Relations Department.
FORWARD-LOOKING STATEMENTS
Statements in this transcript that are “forward-looking statements” are based on currently available information, operating plans and projections about future events and trends. They inherently involve risks and uncertainties that could cause actual results to differ materially from those predicted in such forward-looking statements. Such risks and uncertainties include, but are not limited to: AMC’s ability to enter into definitive agreements with respect to the proposed transaction; the results of a due diligence review of Southern Copper; AMC’s ability to achieve the synergies and value creation contemplated by the proposed transaction; AMC’s ability to promptly and effectively integrate the businesses of Southern Copper and ASARCO; the costs associated with the proposed transaction; the timing to consummate the proposed transaction; any necessary actions to obtain required regulatory approvals; the ability to obtain existing lender and other required third-party consents; increased costs; metal prices; unfavorable economic conditions; changes in the legal and regulatory environment; and unstable political conditions, civil unrest or other developments. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Grupo México nor AMC undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.
*****
The following is a press release issued by Grupo México on October 28, 2010.

Third Quarter 2010 Results
Mexico City, October 28, 2010 — Grupo México, S.A.B. de C.V. (“Grupo México” — BMV: GMEXICOB) reports its results for the third quarter of 2010 (“3Q10”).

Contacto
Inversionistas:
Jorge Pulido
(55) 1103-5320
Correo electrónico
ir@mm.gmexico.com
Portal
www.gmexico.com
Grupo México
Financial Highlights in Dollars1
•	Consolidated sales for 3Q10 were US$2.003 billion compared to US$1.414 billion in 3Q09, an increase of 42% attributable to greater production by the Mining Division, the recovery of Asarco, and higher metals prices. The Transportation Division reported a significant increase of 28% in sales over 3Q09. The cumulative consolidated sales as of 3Q10 were US$5.832 billion, a 75% increase over the previous year.

•	The cost of sales for 3Q10 was US$999 million, increasing 42% compared to 3Q09. This increase is mainly explained by the incorporation of Asarco (76%) and higher fuel and energy prices (10%).

•	EBITDA for 3Q10 was US$963 million, which compared to US$691 million in 3Q09, represents a significant increase of 39%. The EBITDA margin for 3Q10 represented 48% of sales. The cumulative EBITDA as of 3Q10 was US$2.781 billion, a 95% increase over the previous year.

•	Net consolidated earnings were US$452 million, compared to US$286 million for 3Q09, increasing 58% and representing 23% of sales. The cumulative net earnings as of 3Q10 totaled US$1.110 billion, a 104% increase over the previous year.

•	The total consolidated debt as of September 30th amounted to US$4.010 billion, with a cash balance of US$2.826 billion, which represents US$1.184 billion in net debt.

•	On October 28, 2010, the Board of Directors approved a one-time dividend payment in cash of $0.25 pesos per outstanding share, to be paid on November 12, 2010.

Financial Highlights for Grupo Mexico

	Third Quarter		Variance		January - September		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%

Sales	2,003,023	1,413,761	589,262	41.7	5,832,131	3,343,054	2,489,077	74.5

Cost of Sales	998,823	703,941	294,882	41.9	2,975,566	1,830,014	1,145,552	62.6

Operating Income	807,473	570,708	236,765	41.5	2,272,217	1,109,690	1,162,527	104.8

EBITDA	962,566	691,427	271,139	39.2	2,780,580	1,426,929	1,353,651	94.9

Margin EBITDA (%)	48.1%	48.9%			47.7%	42.7%

Net Income	451,578	286,352	165,226	57.7	1,110,437	544,766	565,671	103.8

Margin Profit (%)	22.5%	20.3%			19.0%	16.3%

Investments / Capex	157,684	146,868	10,816	7.4	363,897	437,908	(74,010)	(16.9)

Employees	23,803	19,541	4,262	21.8	23,803	19,541	4,262	21.8

Number of Shares Outstanding 7,785,000,000 as of September 30, 2010

[1]	All figures are expressed in US dollars following GAAP accounting principles, unless otherwise stated.

Third Quarter 2010 Results
Highlights
Mining Division
Americas Mining Corporation (AMC)
•	Combination of Operations of Asarco and Southern Copper Corporation (SCC) under Common Ownership. — On August 10, 2010, SCC formed a special committee of independent directors to evaluate the AMC proposal on behalf of the public stockholders of SCC. The special committee has retained independent legal and financial advisors to assist with this transaction and help the special committee with the evaluation of the proposal. GMexico believes that the combination of SCC and Asarco will provide important synergies, including cost reductions in operations, transportation, and overhead, and capital expenditure savings, which would benefit all stockholders of the combined entity.
Southern Copper Corporation
•	Cananea. — Cananea mine has restarted operations and full production capacity of 180,000 tons is expected to be reached by February 2011. The (i) SX/EW plant produced 4,985 tons of copper cathode during the third quarter. We have hired 4,200 contractors and workers for (i) major reconstruction and ramp-up of the mining and metallurgical operations, (ii) construction of the new leaching plant (SX/EW III) and its Quebalix (crushing and conveying system for the leaching material) facility and, (iii) development of social, educational and recreational infrastructure for the benefit of the communities.

•	Capital Expenditures. — The Company has an investment program underway for a total of US $5.6 billion for mining and metallurgical expansions in the coming 5 years, out of which US$3.8 billion will be invested in Mexico and US$1.8 billion in Peru.

For Cananea’s new SX/EW III leaching plant with Quebalix, ICA-Fluor is reviewing the basic engineering project that began in 2006 and the revised project is expected to be completed by December 2010. The detailed engineering studies will start in 1Q11.

Through September 30, 2010 SCC has invested US$115 million in the expansion of the concentrator at the Toquepala mine in Peru. The engineering plan is under review and the Environmental Impact Study is expected be finalized by the end of this year. The project will increase annual copper production by 100,000 tons in 2012.

With respect to Tía María, SCC has provided the Peruvian government additional information on the project, including the possibility of using seawater. A decision by the government regarding the environmental impact of the Tía María project is expected during the fourth quarter of this year, which would allow to begin of construction in 1Q11 and production by mid-2012.

•	Cost Reduction. — Operating costs (cash cost) were cut more than half to US$0.145 per pound in 3Q10 from US$0.369 in 3Q09. This improvement is the result of greater productivity and operating efficiencies, in addition to better prices and increased volumes of byproducts.

•	Copper Hedging. — The Company has recently entered into copper hedge contracts to reduce price volatility and protect sales value. For 4Q10, SCC has hedged 58% of its production through swaps at an average price of US $3.67 per pound. For 2011, it has hedged 11% of its copper production through swaps at an average price of US $3.73 per pound and 16% of its production through zero-cost collars with an average floor price of US $3.00 per pound and an average cap price of US $4.54 per pound.

3Q10	www.gmexico.com	Page 2

Third Quarter 2010 Results
•	Labor Matters. — In September, SCC signed three-year collective bargaining agreements with three of the eight unions in Peru. The collective bargaining agreements with the five remaining unions are in effect until 2013.

The Mexican Authorities have reestablished the rule of law by securing access roads to our La Caridad metallurgical facilities, activities at these operations have normalized with full assistance of the work force. The disruption in our metallurgical operations had no material impact on our results as we sold copper concentrates at outstanding market conditions.

•	IMMSA receives Clean Industry recognition. — The PROFEPA (Federal Attorney Of Environmental Protection) awarded Clean Industry certification to Industrial Minera México’s Zinc Electrolyte Refinery, Charcas mine, and Santa Bárbara mine.
Asarco
•	Copper Hedging. — Asarco has recently entered into copper hedge contracts to reduce price volatility and protect sales value. For 4Q10, Asarco has hedged 50% of its production through swap contracts at prices averaging US $3.50 per pound and 50% of its production through zero- cost collars with a an average floor price of US $3.00 per pound and an average cap of US $4.00 per pound. For 2011, Asarco has hedged 37% of its production through swap contracts at prices averaging US $3.70 per pound and 47% of its production through zero-cost collars with a an average floor price of US $3.00 per pound and an average cap of US $4.45 per pound.

•	Cost Reduction. — Asarco continued to reduce its operating costs (cash cost), lowering its unit cost to US$1.19 per pound in 3Q10 from US$1.65 in 3Q09. This improvement resulted from greater productivity and operating efficiencies, in addition to greater contributions from byproducts.
Transportation Division
•	Ferromex. — The railroad division reported significant growth, led by increased intermodal freight, mainly in Manzanillo, as well as higher border interchanges, which for the first time in its history interchanged more loaded cars than the Nuevo Laredo and Matamoros borders operated by KCSM. By September, Ferromex had interchanged 241,815 cars, representing a growth of 30% compared to 2009 and 51.6% of the total loaded rail cars interchanged at Mexico-US borders.

During 3Q09, the volume of loaded cars was 208,876, a 11% increase than the previous record set in 2008’s third quarter. Also, 11.779 billion tons/kilometer were transported, 10% over the previous record set in the third quarter of 2008.

In general rail freight (excluding Intermodal), Ferromex was the railroad with the second largest volume growth in North America during the first nine months of 2010, growing 18.1% over 2009, slightly less than Canadian National. According to the Association of American Railroads, US railroads grew an average of 8.4% during the same period.

•	Ferrosur. — Ferrosur also reported significant growth in 3Q10. Sales were US$69.7 million, a 20% increase from the US$57.9 million posted in 3Q09. EBITDA increased 35% to US$19.3 million compared to US$14.3 million during the same period in the previous year. The nine month cumulative sales amounted to US$203.9 million, 24% above the previous year, while cumulative EBITDA of US$54.6 million represented an increase of 24%. The energy segment

3Q10	www.gmexico.com	Page 3

Third Quarter 2010 Results
increased loaded cars by 156% due to the start of diesel traffic from Minatitlán, Veracruz to San Martín Texmelucan, Puebla, while the metals segment increased 38% and automotive 34%, reflecting the strong increase in exportations seen in this industry.

•	Railroad Capital Expenditures. — The Railroad Division (including Ferrosur) invested US$67 million during the first nine months of the year to improve infrastructure throughout its routes, aiming to modernize its operating systems for greater safety and improve its commercial systems. Due to the strong growth in 2010, the Board of Directors approved in July an extraordinary capital expenditure of US$170 million, US$100 million for the purchase of 44 new model locomotives and US$70 million for the expansion of 8 current sidings and the construction of 17 new sidings. The locomotives have been ordered and are expected to be delivered in May 2011. The sidings expansion and construction began in October, taking advantage of the dry season, and is expected to begin operating in 1Q11.

In July 2010, Ferrosur purchased 9 locomotives to transport the Pemex traffic more efficiently and to handle the current increase in volume. The locomotives are expected to be delivered on December 2010.
*   *   *   *   *
Financing
The net financing cost as of September 30, 2010 was US$218 million.
Debt Profile

	As of September 30
	2010			2009
	Gross	Cash &	Net	Gross	Var.
(US$000)	Debt	Banks	Debt	Debt	Debt

Grupo Mexico	9,999	229,243	(219,244)	—	—

Americas Mining Corporation	878,571	45,591	832,980	—	—

Southern Copper Corporation	2,765,263	2,236,698	528,565	1,285,182	115.2

Asarco	—	44,713	(44,713)	—	—

Infraestructura y Transportes Mexico (ITM)	—	114,238	(114,238)	—	—

GFM — Ferromex	356,230	155,695	200,535	368,146	(3.2)

Grupo Mexico (Consolidated)	4,010,063	2,826,178	1,183,885	1,653,328	142.5

As of September 30, 2010 prepayments amounting to US$650 million were made on the US$1.5 billion syndicated loan that AMC entered into on December 9, 2009, in connection with the reorganization of Asarco, and the US$280 million asbestos note, due December 9, 2010. As a result of such prepayments, other than the US $879 million outstanding under the AMC syndicated loan, neither AMC nor Asarco have any financial debt outstanding.
Ferrosur’s debt amounted to US$144.7 million as of September 30, 2010, which represents a net debt of US$38.9 million after deducting the cash and cash equivalent balance of US$105.8 million.

3Q10	www.gmexico.com	Page 4

Third Quarter 2010 Results
Mining Division
Americas Mining Corporation
Metals Market
During 3Q10, the prices for almost all our metals continued to rise following the trend that began at the start of the year, given China’s consumption demand, the gradual recovery of the developed economies, a weak dollar, and investment flow in the commodities sector.
We believe that basic metals prices will remain volatile in the short term. However, looking into 2011 and beyond, we are confident about the good outlook for copper, based on limited offer, low inventory levels, sustained growth among the emerging economies, and the gradual economic recovery of the developed countries.
Average Metals Prices

		2Q	Third Quarter		Var.	Var. %	January - September		Var.
		2010	2010	2009	%	3Q10-2Q10	2010	2009	%

Copper	($cts/Pound)	318.76	328.53	265.76	23.6	3.1	325.11	210.93	54.1

Molybdenum	($dlls/Pound)	16.10	14.86	14.50	2.5	(7.7)	15.58	10.78	44.5

Zinc	($cts/Pound)	91.90	91.32	79.90	14.3	(0.6)	95.68	66.63	43.6

Silver	($dlls/Ounce)	18.35	18.98	14.76	28.6	3.5	18.08	13.71	31.9

Gold	($dlls/Ounce)	1,195.68	1,226.58	960.06	27.8	2.6	1,177.06	930.09	26.6

Lead	($cts/Pound)	88.47	92.18	87.44	5.4	4.2	93.80	69.31	35.3

Sulfuric Acid	($dlls/Ton)	58.73	56.31	48.15	16.9	(4.1)	53.82	49.09	9.6

Source: Copper, Zinc & Gold — LME; Silver — COMEX; Molybdenum — Metals Week Dealer Oxide; - Sulfuric Acid — AMC
Mining Production and Sales
Copper production in 3Q10 was 177,968 tons, a 48% increase over the same period in 2009. The reincorporation of Asarco contributed with 52,776 tons, while Southern Copper’s production increased 4,953 tons due mainly to resumed production at Cananea of 4,985 tons of copper cathode.

			Third Quarter		Variance		January - September		Variance
Mining Division			2010	2009	US$000%		2010	2009	US$000%

Copper	(m.t.	)
Production			177,968	120,240	57,728	48.0	503,714	359,289	144,425	40.2
Sales			183,294	137,621	45,673	33.2	515,564	380,777	134,787	35.4

Molybdenum*	(m.t.	)
Production			5,009	5,190	(181)	(3.5)	15,273	13,635	1,638	12.0
Sales			5,007	5,134	(127)	(2.5)	15,326	13,565	1,761	13.0

Zinc*	(m.t.	)
Production			24,500	27,822	(3,322)	(11.9)	76,750	82,504	(5,754)	(7.0)
Sales			20,395	26,111	(5,716)	(21.9)	70,303	77,967	(7,664)	(9.8)

Silver	(Koz)
Production			3,863	3,331	532	16.0	11,296	9,839	1,458	14.8
Sales			5,411	4,949	462	9.3	15,400	13,221	2,179	16.5

Gold*	(Oz)
Production			4,280	3,660	620	16.9	12,288	11,145	1,143	10.3
Sales			18,031	17,216	815	4.7	56,036	45,815	10,221	22.3

*	Asarco does not produce this mineral.

3Q10	www.gmexico.com	Page 5

Third Quarter 2010 Results
Molybdenum production was 5,009 tons in 3Q10, 3.5% below the same period in 2009. This decrease is primarily due to lower grades at Cuajone. However, Molybdenum production as of September 30, 2010, increased by 12% to 15,273 tons from 13,636 tons when compared to the same period in 2009.
Sales Distribution
The following chart reflects the cumulative sales share by metal as of September 30, 2010:
Southern Copper Corporation
Financial Highlights

	Third Quarter		Variance		January - September		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%

Sales	1,257,864	1,151,769	106,095	9.2	3,650,509	2,598,276	1,052,233	40.5

Cost of Sales	542,503	529,893	12,610	2.4	1,563,999	1,324,824	239,175	18.1

Operating Income	602,898	508,731	94,167	18.5	1,752,092	956,055	796,037	83.3

EBITDA	676,049	591,757	84,292	14.2	1,979,929	1,197,885	782,044	65.3

Margin EBITDA (%)	53.7%	51.4%			54.2%	46.1%

Net Income	365,171	312,451	52,720	16.9	1,061,802	566,111	495,691	87.6

Margin Profit (%)	29.0%	27.1%			29.1%	21.8%

Investments / Capex	112,885	110,559	2,326	2.1	281,173	316,740	(35,567)	(11.2)

SCC sales in 3Q10 amounted to US$1.258 billion, compared to US$1.152 billion in the same period last year. This increase is due to better metals prices, which contributed to the EBITDA margin improvement to 54%.

3Q10	www.gmexico.com	Page 6

Third Quarter 2010 Results
Asarco2
Financial Highlights

	Third Quarter		Variance		January - September		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%

Sales	414,617	303,312	111,305	36.7	1,227,373	793,836	433,537	54.6

Cost of Sales	224,014	179,132	44,882	25.1	749,978	562,408	187,570	33.4

Operating Income	140,411	107,355	33,056	30.8	334,506	184,313	150,193	81.5

EBITDA	187,766	117,265	70,501	60.1	545,060	221,304	323,756	146.3

Margin EBITDA (%)	45.3%	38.7%			44.4%	27.9%

Net Income	139,417	38,706	100,711	260.2	246,602	1,369	245,233	17,913.3

Margin Profit (%)	33.6%	12.8%			20.1%	0.2%

Investments / Capex	12,342	8,222	4,120	50.1	19,057	48,546	(29,489)	(60.7)

[2]	The Asarco operation consolidated again with GMexico results as of December 10, 2009. The figures for 3Q09 are provided for comparative purposes only.
Asarco’s copper production in 3Q10 was 52,776 tons, representing an increase of 15% compared to 3Q09. This increase is primarily due to better ore grades at the Mission and Ray mines, and also better recovery at Mission.
Asarco sales in 3Q10 were US$414.6 million, increasing 36.7% over the same period in 2009, mainly due to increased copper production and improved metals prices.
The cost of sales during 3Q10 was US$224.0 million, compared to US$179.1 million in 3Q09. Despite the increase in the quarter, cost of sales declined 5.9% from 2Q10 mainly because there were no adjustments made during this quarter for the inventory revaluation performed after December 10, 2009, when Asarco was reincorporated into GMéxico.
The September 30, 2010 cumulative production cost per pound of copper, net of byproduct gains, decreased to US$1.19 per pound, compared to US$1.65 in the same 2009 period. This improvement is the result of greater productivity, operating efficiencies, and better byproduct prices.
EBITDA in 3Q10 reached US$187.8 million, equivalent to 45.3% of sales, representing an increase of 60.1%, compared to 3Q09.
Capital expenditures during 3Q10 were US$12.3 million, an increase of 50.1% over 3Q09, primarily due to the purchase of four new 400-ton Liehberr trucks, reaching 17 new units bought under the program to purchase a total of 21 trucks. This will increase stripping activities at the Ray mine to expose greater areas of copper ore and maintain a low unit cost.
Asarco has remained debt-free as of 3Q10, after having prepaid the US$280 million note to the asbestos creditors.

3Q10	www.gmexico.com	Page 7

Third Quarter 2010 Results
Transportation Division
ITM/Ferromex
Financial Highlights

	Third Quarter		Variance		January - September		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%

Load Volume (MillionTons/Km)	11,779	10,040	1,739	17.3	34,144	28,892	5,252	18.2

Sales	303,749	237,604	66,145	27.8	877,239	668,147	209,092	31.3

Cost of Sales	202,626	158,830	43,796	27.6	569,431	448,876	120,555	26.9

Operating Income	69,143	47,811	21,332	44.6	208,611	131,266	77,345	58.9

EBITDA	93,962	66,342	27,620	41.6	291,042	192,608	98,434	51.1

Margin EBITDA (%)	30.9%	27.9%			33.2%	28.8%

Net Income	46,742	28,029	18,713	66.8	137,319	87,644	49,675	56.7

Margin Profit (%)	15.4%	11.8%			15.7%	13.1%

Investments / Capex	29,011	21,131	7,880	37.3	54,719	76,730	(22,011)	(28.7)

Note: ITM does not consolidate Ferrosur as the resolution from the CFC remains pending
The volume transported during 3Q10 increased 17.3%, transporting 11.779 billion net tons/kilometer, compared to 10.040 billion transported during the same period last year. The sectors that reported the strongest recovery were: intermodal with 48%, agricultural with 35%, siderurgical with 18%, and automotive with 17%.
Revenues for the Transportation Division increased 27.8% to reach US$303.7 million in 3Q10, compared to US$237.6 million in 3Q09. This improvement is explained by the above mentioned volume increase as a result of the economic recovery in addition to the combination of more favorable rates and improved traffics.
The following chart shows revenue contribution by segment, as of September 30, 2010:
The operating cost for 3Q10 was US$202.6 million, 27.6% higher than 3Q09. This increase is due to increased freight volume, a 9.8% increase in the peso price of diesel, the damages and suspended service as a result of Hurricane Alex, and exchange rate effects, all of which were partially mitigated by better performance of our locomotives.
EBITDA for 3Q10 was US$94 million, representing an increase of 41.6% compared to 3Q09.

3Q10	www.gmexico.com	Page 8

Third Quarter 2010 Results
Ferrosur
Financial Highlights

	Third Quarter		Variance		January - September		Variance
(Thousand US Dollars)	2010	2009	US$000%		2010	2009	US$000%

Load Volume (MillionTons/Km)	1,762	1,730	32	1.8	5,327	5,138	189	3.7

Sales	69,677	57,911	11,766	20.3	203,855	165,056	38,799	23.5

Cost of Sales	47,385	39,987	7,398	18.5	140,501	114,819	25,682	22.4

Operating Income	13,463	9,936	3,527	35.5	37,030	27,277	9,753	35.8

EBITDA	19,282	14,332	4,950	34.5	54,604	44,196	10,408	23.5

Margin EBITDA (%)	27.7%	24.7%			26.8%	26.8%

Net Income	7,271	5,164	2,107	40.8	19,981	16,877	3,104	18.4

Margin Profit (%)	10.4%	8.9%			9.8%	10.2%

Investments / Capex	5,662	6,874	(1,212)	(17.6)	11,917	12,984	(1,066)	(8.2)

Ferrosur’s sales in 3Q10 were US$69.7 million, 20.3% higher than 3Q09. This gain was driven by a 1.8% increase in the net tons/kilometer transported, which increased from US $1.730 billion in 3Q09 to US $1.762 billion in 3Q10.
EBITDA for Ferrosur for 3Q10 was US$19.3 million, 34.5% higher than in the same 2009 period, representing a margin of 27.7%.
The following chart shows revenue contribution by segment, as of September 30, 2010:
The average exchange rate in 3Q10 was $12.81, compared to $13.26 for the same 2009 period, which had a negative impact given the higher cost of sale for materials in pesos.
*   *   *   *   *

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Third Quarter 2010 Results

Company Profile
Grupo México (“GMéxico”) is a holding company whose main activities are: (i) mining, being one of the world’s largest integrated copper producers; (ii) railroad service with the most extensive network in Mexico; and (iii) drilling, engineering, procurement, and construction services. These lines of business are grouped under the following subsidiaries:
The mining division of GMéxico is represented by its subsidiary Americas Mining Corporation (“AMC”), whose principal subsidiaries are Southern Copper Corporation (“SCC”) in Mexico and Peru, and Asarco in the United States. The sum of both companies holds the world’s largest copper reserves. SCC trades on the New York and Lima stock exchanges. Its stockholders, directly or through subsidiaries, are: GMéxico (80%) and other stockholders (20%). The company has mines, metallurgic plants, and exploration projects in Peru, Mexico, and Chile. Asarco, our wholly-owned US subsidiary, was reincorporated into GMéxico on December 9, 2009. Asarco has 3 mines and 1 smelting plant in Arizona and 1 refinery in Texas.
The transportation division of GMéxico is represented by its subsidiary Infraestructura y Transportes México, S.A. de C.V. (“ITM”), whose principal subsidiaries are (i) Grupo Ferroviario Mexicano, S.A. de C.V. (“GFM”), (ii) Ferrocarril Mexicano, S.A. de C.V. (“Ferromex”), (iii) Intermodal México, S.A. de C.V., and (iv) Texas Pacifico, LP, Inc. Ferromex is the largest railroad company with the most extensive coverage in Mexico. Ferromex has a network of 8,111 kilometers of track that cover approximately 71% of Mexico. Ferromex’s lines connect to five border points with the United States, four ports on the Pacific Coast and two on the Gulf of Mexico. Ferromex is controlled by GMéxico, holding 55.5%, with the remaining participation split between Union Pacific(26%) and Grupo Carso-Sinca Inbursa (18.5%). On November 24, 2005, GMéxico incorporated Ferrosur through Infraestructura y Transportes Ferroviarios, S.A. de C.V. (“ITF”); this acquisition is reported in the financial statements under the participation method. Ferrosur has a track network of 1,813 kilometers covering the central and southeastern part of the country, serving principally the states of Tlaxcala, Puebla, Veracruz, and Oaxaca, and has access to the ports of Veracruz and Coatzacoalcos on the Gulf of Mexico. Ferrosur is controlled by GMéxico, holding 74.99%, with Grupo Carso-Sinca Inbursa holding the remaining 25.01%.
The infrastructure and construction division of GMéxico is represented by its subsidiaries (i) México Proyectos y Desarrollos, S.A. de C.V. (“MPD”), (ii) México Constructora Industrial, SA de C.V. (“MCI”), (iii) México Compañía Constructora, S.A. de C.V. (“MCC”), (iv) Servicios de Ingeniería Consutec, S.A. de C.V.(“Consutec”), and (v) Compañía Perforadora México, S.A.P.I de C.V. (“PEMSA”). MPD, PEMSA, MCI, and MCC are wholly owned by GMéxico. MPD, MCI and MCC are active in engineering, procurement, and infrastructure works construction projects. PEMSA offers oil and water drilling services and related value added services such as cementation engineering and directional or slated drilling. Consutec engages in integral project engineering activities.

This report includes forward-looking statements. In addition to the risk and uncertainties noted in the report, there are certain factors that could cause results to differ materially from those anticipated by some of the statements made. Many of these risks and uncertainties are related to factors beyond the reasonable control of Grupo México or that cannot be accurately estimated, such as future market conditions, metals prices, the behavior of other market stakeholders and the actions of government regulators, which are described in Grupo México’s annual report. Grupo México does not assume any obligation whatsoever regarding the updating of these projections to reflect events or circumstances occurring after the date of this report

3Q10	www.gmexico.com	Page 10

Third Quarter 2010 Results

GRUPO MEXICO, S.A.B. DE C.V. (GM)
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q3-10	Q3-09	Variance	2010	2009	Variance

STATEMENT OF EARNINGS
Net sales	2,003,023	1,413,761	589,262	5,832,131	3,343,054	2,489,077
Cost of sales	998,823	703,941	294,881	2,975,566	1,830,014	1,145,552

Gross profit	1,004,200	709,820	294,381	2,856,565	1,513,040	1,343,525
Gross margin	50%	50%			49%	45%
Administrative expenses	47,012	35,656	11,356	144,372	103,287	41,085
EBITDA	962,566	691,427	271,139	2,780,580	1,426,929	1,353,651
Depreciation and amortization	149,716	103,456	46,260	439,976	300,063	139,913

Operating income	807,473	570,708	236,765	2,272,217	1,109,690	1,162,527
Operating margin	40%	40%		39%	33%
Interest expense	82,381	34,301	48,081	228,633	93,166	135,467
Interest income	(5,212)	(21,149)	15,938	(10,597)	(74,372)	63,775
Financial coverage	1,194	518	676	3,457	(4,309)	7,766
Other (income) expense, net	(6,574)	(9,243)	2,669	9,482	(19,691)	29,174

Earnings before Tax	735,683	566,281	169,402	2,041,242	1,114,896	926,346
Taxes	186,720	204,614	(17,894)	642,995	418,522	224,473
Participation in subsidiary not consolidated and associated	(8,898)	(5,755)	(3,143)	(23,221)	(19,184)	(4,037)

Net Earnings	557,861	367,422	190,439	1,421,468	715,558	705,910
Non controlling interest in consolidated subsidiaries	106,283	81,070	25,213	311,030	170,792	140,238

Consolidated Net Earnings	451,578	286,352	165,226	1,110,437	544,766	565,671

BALANCE SHEET
Cash and cash equivalents	2,826,178	1,537,501	1,288,677	2,826,178	1,537,501	1,288,677
Marketable securities	59,379	32,799	26,581	59,379	32,799	26,581
Restricted cash	224,362	—	224,362	224,362	—	224,362
Notes and accounts receivable	711,828	595,188	116,640	711,828	595,188	116,640
Inventories	785,057	450,383	334,674	785,057	450,383	334,674
Prepaid and others current assets	263,220	169,380	93,841	263,220	169,380	93,841

Total Current Assets	4,870,025	2,785,251	2,084,775	4,870,025	2,785,251	2,084,775
Property, plant and equipment, Net	6,682,132	5,059,932	1,622,200	6,682,132	5,059,932	1,622,200
Leachable material, net	187,100	119,520	67,580	187,100	119,520	67,580
Other long term assets	1,673,860	924,645	749,215	1,673,860	924,645	749,215

Total Assets	13,413,117	8,889,348	4,523,770	13,413,117	8,889,348	4,523,770

Liabilities and Stockholders’ Equity
Current portion of long-term debt	259,430	41,665	217,766	259,430	41,665	217,766
Accumulated liabilities	1,195,499	752,944	442,555	1,195,499	752,944	442,555

Current Liabilities	1,454,930	794,608	660,321	1,454,930	794,608	660,321
Long-term debt	3,750,633	1,611,663	2,138,971	3,750,633	1,611,663	2,138,971
Other non-current liabilities	898,614	330,977	567,637	898,614	330,977	567,637

Total Liabilities	6,104,176	2,737,248	3,366,929	6,104,176	2,737,248	3,366,929
Stockholders equity	2,000,446	2,000,446	—	2,000,446	2,000,446	—
Other equity accounts	(286,585)	(141,300)	(145,285)	(286,585)	(141,300)	(145,285)
Retaining earnings	4,117,063	2,994,822	1,122,242	4,117,063	2,994,822	1,122,242

Total Stockholders’ equity	5,830,924	4,853,967	976,957	5,830,924	4,853,967	976,957
Non controlling interest	1,478,017	1,298,133	179,884	1,478,017	1,298,133	179,884

Total Liabilities and Stockholders’ Equity	13,413,117	8,889,348	4,523,770	13,413,117	8,889,348	4,523,770

CASH FLOW
Net Income	557,861	367,422	190,439	1,421,468	715,558	705,910
Depreciation and amortization	149,716	103,455	46,261	439,976	300,063	139,913
Deferred income taxes	10,463	(17,408)	27,871	(46,176)	26,282	(72,458)
Capitalized leachable material	(22,972)	—	(22,972)	(67,617)	—	(67,617)
Participation in subsidiary not consolidated and associated	(8,898)	(5,755)	(3,143)	(23,221)	(19,184)	(4,037)
Other Net	11,945	(68,162)	80,107	69,544	(48,892)	118,436
Changes in assets and liabilities	(9,634)	306,816	(316,450)	564,537	(136,635)	701,172

Cash generated by operating activities	688,481	686,368	2,113	2,358,511	837,192	1,521,319
Add property & equipment	(157,684)	(146,868)	(10,816)	(363,897)	(437,908)	74,011
Purchase of marketable securities	(9,233)	7,933	(17,166)	138,625	139,603	(978)
Restricted cash	(53,016)	—	(53,016)	(28,011)	—	(28,011)
Capital reimbursement	(92,762)	(98,513)	5,751	(432,769)	(257,386)	(175,383)

Cash used in investing activities	(312,695)	(237,448)	(75,247)	(686,052)	(555,691)	(130,361)
Debt incurred	137	70	67	1,500,011	210	1,499,801
Debt amortization	(7,444)	(11,096)	3,652	(960,085)	(48,207)	(911,878)
Dividends paid	(174,463)	(167,055)	(7,408)	(555,960)	(323,890)	(232,070)
Other Net	—	(337)	337	—	(124,332)	124,332

Cash used in financing activities	(181,770)	(178,418)	(3,352)	(16,034)	(496,219)	480,185
Effect of exchange rate changes on cash and cash equivalents	(1,650)	(20,759)	19,109	7,789	(33,194)	40,983

Net increase (decrease) cash & cash equivalents	192,366	249,743	(57,377)	1,664,214	(247,912)	1,912,126
Cash & cash equivalents at begin yr.	2,633,811	1,287,758	1,346,053	1,161,964	1,785,413	(623,449)

Cash & cash equivalents at yr. end	2,826,178	1,537,501	1,288,676	2,826,178	1,537,501	1,288,677

3Q10	www.gmexico.com	Page 11

Third Quarter 2010 Results

SOUTHERN COPPER CORPORATION
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q4-09	Q4-08	Variance	2009	2008	Variance

STATEMENT OF EARNINGS
Net sales	1,257,864	1,151,769	106,095	3,650,509	2,598,276	1,052,233
Cost of sales	542,503	529,893	12,610	1,563,999	1,324,824	239,175
Exploration	8,871	7,075	1,796	27,401	17,498	9,903

Gross profit	706,490	614,801	91,689	2,059,109	1,255,954	803,155
Gross margin	56%	53%		56%	48%
Administrative expenses	21,262	23,804	(2,542)	64,944	60,697	4,247
EBITDA	676,049	591,757	84,292	676,049	591,757	84,292
Depreciation and amortization	82,330	82,266	64	242,073	239,202	2,871

Operating income	602,898	508,731	94,167	1,752,092	956,055	796,037
Operating margin	48%	44%		48%	37%
Interest expense	49,816	25,126	24,690	118,654	74,402	44,252
Interest capitalized	—	3,287	(3,287)	—	(2,156)	2,156
Interest income	(2,015)	(845)	(1,170)	(5,395)	(6,018)	623
Financial coverage	—	37	(37)	—	(4,144)	4,144
Other (income) expense, net	9,180	(760)	9,940	14,236	(2,628)	16,864

Earnings before tax	545,917	481,886	64,031	1,624,597	896,599	727,998
Taxes	178,717	167,661	11,056	556,859	327,099	229,760

Net Earnings	367,200	314,225	52,975	1,067,738	569,500	498,238
Non controlling interest in consolidated subsidiaries	2,029	1,774	255	5,936	3,389	2,547

Consolidated Net Earnings	365,171	312,451	52,720	1,061,802	566,111	495,691

BALANCE SHEET
Cash and cash equivalents	2,236,698	413,280	1,823,418	2,236,698	413,280	1,823,418
Marketable securities	59,379	25,956	33,423	59,379	25,956	33,423
Notes and accounts receivable	391,796	449,373	(57,577)	391,796	449,373	(57,577)
Inventories	430,397	417,657	12,740	430,397	417,657	12,740
Prepaid and others current assets	144,797	96,756	48,041	144,797	96,756	48,041

Total Current Assets	3,263,067	1,403,022	1,860,045	3,263,067	1,403,022	1,860,045
Property, plant and equipment, Net	4,042,592	3,942,922	99,670	4,042,592	3,942,922	99,670
Leachable material, net	76,105	119,520	(43,415)	76,105	119,520	(43,415)
Other long term assets	229,658	211,056	18,602	229,658	211,056	18,602

Total Assets	7,611,422	5,676,520	1,934,902	7,611,422	5,676,520	1,934,902

Liabilities and Stockholders’ Equity
Current portion of long-term debt	10,000	10,000	—	10,000	10,000	—
Accumulated liabilities	667,231	402,107	265,124	667,231	402,107	265,124

Current Liabilities	677,231	412,107	265,124	677,231	412,107	265,124
Long-term debt	2,755,263	1,275,182	1,480,081	2,755,263	1,275,182	1,480,081
Other non-current liabilities	283,199	317,587	(34,388)	283,199	317,587	(34,388)

Total Liabilities	3,715,693	2,004,876	1,710,817	3,715,693	2,004,876	1,710,817
Stockholders equity	8,846	8,846	—	8,846	8,846	—
Other equity accounts	411,509	410,611	898	411,509	410,611	898
Retaining earnings	3,456,172	3,235,359	220,813	3,456,172	3,235,359	220,813

Total Stockholders’ equity	3,876,527	3,654,816	221,711	3,876,527	3,654,816	221,711
Non controlling interest	19,202	16,828	2,374	19,202	16,828	2,374

Total Liabilities and Stockholders’ Equity	7,611,422	5,676,520	1,934,902	7,611,422	5,676,520	1,934,902

CASH FLOW
Net income	367,201	314,225	52,976	1,067,738	569,500	498,238
Depreciation and amortization	82,331	82,266	65	242,074	239,202	2,872
Deferred Income taxes	(32,311)	(13,274)	(19,037)	-46,823	40,116	(86,939)
Other Net	5,991	-12,986	18,977	13,145	-50,638	63,783
Changes in assets and liabilities	110,653	10,392	100,261	92,725	-501,451	594,176

Cash generated by operating activities	533,865	380,623	153,242	1,368,859	296,729	1,072,130
Add property & equipment	-112,885	-110,559	(2,326)	-281,173	-316,740	35,567
Other Net	(7,709)	9,673	(17,382)	-29,106	42,418	(71,524)

Cash used in investing activities	(120,594)	(100,886)	(19,708)	(310,279)	(274,322)	(35,957)
Debt incurred	—	—	—	1,489,674	—	1,489,674
Debt amortization	—	—	—	(5,000)	(5,000)	—
Dividends paid	-316,189	-86,703	(229,486)	-1,067,158	-224,698	(842,460)
Purchase of share SCC	(20)	(337)	317	(223)	(71,903)	71,680
Other Net	-540	351	(891)	-8,505	990	(9,495)

Cash used in financing activities	(316,749)	(86,689)	(230,060)	408,788	(300,611)	709,399
Effect of exchange rate changes on cash and cash equivalents	-4,447	-15,308	10,861	-2,976	-25,256	22,280

Net increase (decrease) cash & cash equivalents	92,075	177,740	(85,665)	1,464,392	(303,460)	1,767,852
Cash & cash equivalents at begin yr.	2,144,623	235,540	1,909,083	772,306	716,740	55,566

Cash & cash equivalents at yr. end	2,236,698	413,280	1,823,418	2,236,698	413,280	1,823,418

3Q10	www.gmexico.com	Page 12

Third Quarter 2010 Results

ASARCO LLC
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q3-10	Q3-09	Variance	2010	2009	Variance

STATEMENT OF EARNINGS
Net Sales	414,617	303,312	111,305	1,227,373	793,836	433,537
Cost of sales	222,659	178,714	43,945	748,465	561,682	186,783
Exploration	1,355	418	937	1,513	726	787

Gross profit	190,603	124,180	66,423	477,395	231,428	245,967
Gross margin	46%	41%			39%	29%
Administrative expenses	4,635	4,790	(155)	14,819	13,077	1,742
EBITDA	187,766	117,265	70,500	545,060	221,304	323,756
Depreciation and amortization	45,555	12,035	33,520	128,070	34,038	94,032

Operating Income	140,413	107,355	33,058	334,506	184,313	150,193
Operating margin	34%	35%		27%	23%
Interest expense	292	38,767	(38,475)	4,556	116,263	(111,707)
Interest income	(1,119)	(1,163)	44	(2,500)	(3,924)	1,425
Financial coverage	(1)	23,980	(23,980)	465	63,747	(63,282)
Other (income) expense, net	(1,798)	2,125	(3,923)	(1,623)	(2,952)	1,329

Earnings before tax	143,038	43,646	99,392	333,608	11,180	322,428
Taxes	(3,225)	884	(4,110)	67,895	884	67,010

Net Earnings	146,263	42,761	103,502	265,713	10,296	255,417
Non controlling interest in consolidated subsidiaries	6,846	4,055	2,791	19,111	8,927	10,185

Consolidated Net Earnings	139,417	38,706	100,711	246,602	1,369	245,233

BALANCE SHEET
Cash and cash equivalents	44,713	1,307,614	(1,262,901)	44,713	1,307,614	(1,262,901)
Restricted cash	155,348	23,339	132,009	155,348	23,339	132,009
Notes and accounts receivable	132,429	95,757	36,673	132,429	95,757	36,673
Inventories	313,088	308,801	4,288	313,088	308,801	4,288
Prepaid and others current assets	346,738	69,662	277,076	346,738	69,662	277,076

Total Current Assets	992,317	1,805,173	(812,856)	992,317	1,805,173	(812,856)
Property, plant and equipment, Net	1,416,963	570,005	846,958	1,416,963	570,005	846,958
Leachable material, net	110,995	—	110,995	110,995	—	110,995
Other long term assets	1,008,734	1,547,990	(539,255)	1,008,734	1,547,990	(539,255)

Total Assets	3,529,009	3,923,168	(394,159)	3,529,009	3,923,168	(394,159)

Liabilities and Stockholders’ Equity	—	—	—	—	—	—
Other non-current liabilities	204,964	366,024	(161,060)	204,964	366,024	(161,060)
Environmental remediation obligations-current	8,130	1,647,948	(1,639,818)	8,130	1,647,948	(1,639,818)

Current Liabilities	213,094	2,013,973	(1,800,879)	213,094	2,013,973	(1,800,879)
Long term debt	—	447,751	(447,751)	—	447,751	(447,751)
Other long term liabilities	617,437	655,499	(38,062)	617,437	655,499	(38,062)
Liabilities subject to compromise	—	1,724,472	(1,724,472)	—	1,724,472	(1,724,472)

Total Liabilities	830,530	4,841,695	(4,011,164)	830,530	4,841,695	(4,011,164)
Stockholders equity	2,352,526	610,382	1,742,144	2,352,526	610,382	1,742,144
Other equity accounts	12,701	(234,145)	246,846	12,701	(234,145)	246,846
Retained earnings	252,286	(1,311,192)	1,563,478	252,286	(1,311,192)	1,563,478

Total Stockholders’ equity	2,617,513	(934,955)	3,552,468	2,617,513	(934,955)	3,552,468
Non controlling interest	80,966	16,428	64,537	80,966	16,428	64,537

Total Liabilities and Stockholders’ Equity	3,529,009	3,923,168	(394,159)	3,529,009	3,923,168	(394,159)

Cash Flow
Net income	146,263	42,761	103,502	265,713	10,296	255,417
Depreciation and amortization	45,821	11,320	34,501	128,070	34,038	94,032
Deferred income taxes	28,887	—	28,887	87,432	—	87,432
Capitalized leachable material	(22,972)	—	(22,972)	(67,617)	—	(67,617)
Others Net	10,856	—	10,856	15,431	—	15,431
Changes in assets and liabilities	(51,011)	(25,056)	(25,955)	58,723	1,628	57,095

Cash generated by operating activities	157,844	29,026	128,819	487,752	45,962	441,790
Add property & equipment	(12,342)	(8,222)	(4,120)	(19,057)	(48,546)	29,489
Restricted cash	16,069	287	15,782	38,405	(3,691)	42,096
Others Net	(132,756)	722	(133,478)	(281,171)	333	(281,504)

Cash used in investing activities	(129,029)	(7,213)	(121,816)	(261,823)	(51,903)	(209,920)
Debt amortization	(349)	(195)	(154)	(280,621)	(1,316)	(279,305)
Dividends paid	(6,250)	(3,750)	(2,500)	(16,500)	(6,250)	(10,250)

Cash used in financing activities	(6,599)	(3,945)	(2,654)	(297,121)	(7,566)	(289,555)

Net increase (decrease) cash & cash equivalents	22,216	17,867	4,348	(71,192)	(13,507)	(57,685)
Cash & cash equivalents at begin yr.	22,497	1,289,747	(1,267,250)	115,905	1,321,121	(1,205,217)

Cash & cash equivalents at yr. end	44,713	1,307,614	(1,262,902)	44,713	1,307,614	(1,262,901)

3Q10	www.gmexico.com	Page 13

Third Quarter 2010 Results

INFRAESTRUCTURA Y TRANSPORTES MEXICO, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS (US GAAP)

	Quarters			Accumulated
(Thousands of US Dollars)	Q2-10	Q2-09	Variance	2010	2009	Variance

STATEMENT OF EARNINGS
Net sales	303,749	237,604	66,145	877,239	668,147	209,092
Cost of sales	202,626	158,830	43,796	569,431	448,876	120,555

Gross profit	101,123	78,774	22,349	307,808	219,271	88,537
Gross margin	33%	33%		35%	33%
Administrative expenses	12,791	11,410	1,381	38,162	32,361	5,801
EBITDA	93,962	66,342	27,620	291,042	192,608	98,434
Depreciation and amortization	19,189	19,553	(364)	61,035	55,644	5,391

Operating Income	69,143	47,812	21,331	208,611	131,266	77,345
Operating margin	23%	20%			24%	20%
Interest expense	6,204	5,130	1,074	17,560	17,883	(323)
Interest income	(3,080)	(1,666)	(1,414)	(8,641)	(5,805)	(2,836)
Financial coverage
Other (income) expense — Net	(6,674)	2,577	(9,251)	(25,235)	(6,465)	(18,770)

Earnings before Tax	71,499	41,290	30,209	221,470	125,818	95,652
Taxes	20,991	11,352	9,639	68,153	34,144	34,009
Participation in subsidiary not consolidated and associated	(8,899)	(5,751)	(3,148)	(23,222)	(19,173)	(4,049)

Net Earnings	59,407	35,689	23,718	176,539	110,847	65,692
Non controlling interest in consolidated subsidiaries	(12,665)	(7,659)	(5,006)	(39,220)	(23,203)	(16,017)

Consolidated Net Earnings	46,742	28,030	18,712	137,319	87,644	49,675

BALANCE SHEET
Cash and cash equivalents	269,933	185,967	83,966	269,933	185,967	83,966
Notes and accounts receivable	142,929	124,453	18,476	142,929	124,453	18,476
Inventories	28,126	21,244	6,882	28,126	21,244	6,882
Prepaid and others current assets	50,973	55,859	(4,886)	50,973	55,859	(4,886)

Total Current Assets	491,961	387,523	104,438	491,961	387,523	104,438
Property, plant and equipment — Net	1,117,505	1,025,986	91,519	1,117,505	1,025,986	91,519
Other long term assets	492,891	366,795	126,096	492,891	366,795	126,096

Total Assets	2,102,357	1,780,304	322,053	2,102,357	1,780,304	322,053

Liabilities and Stockholders’ Equity
Current portion of long-term debt	32,708	31,665	1,043	32,708	31,665	1,043
Accumulated liabilities	172,148	141,590	30,558	172,148	141,590	30,558

Current Liabilities	204,856	173,255	31,601	204,856	173,255	31,601
Long-term debt	323,522	336,481	(12,959)	323,522	336,481	(12,959)
Other non-current liabilities	(29,541)	(17,790)	(11,751)	(29,541)	(17,790)	(11,751)
Other liabilities	5,531	3,821	1,710	5,531	3,821	1,710

Total Liabilities	504,368	495,767	8,601	504,368	495,767	8,601
Stockholders equity	89,290	89,290	—	89,290	89,290	—
Other equity accounts	93,023	(2,416)	95,439	93,023	(2,416)	95,439
Retaining earnings	1,150,779	979,997	170,782	1,150,779	979,997	170,782

Total Stockholders’ equity	1,333,092	1,066,871	266,221	1,333,092	1,066,871	266,221
Noncontrolling Interest	264,897	217,666	47,231	264,897	217,666	47,231

Total Liabilities and Stockholders’ Equity	2,102,357	1,780,304	322,053	2,102,357	1,780,304	322,053

CASH FLOW
Net income	59,407	35,689	23,718	176,539	110,847	65,692
Depreciation and amortization	19,189	19,553	(364)	61,035	55,644	5,391
Deferred income taxes	3,377	(2,177)	5,554	(10,464)	(11,118)	654
Participation in subsidiary not consolidated and associated	(8,899)	(5,751)	(3,148)	(23,222)	(19,173)	(4,049)
Other Net	(415)	2,247	(2,662)	(1,266)	1,853	(3,119)
Changes in assets and liabilities	(7,384)	28,941	(36,325)	(21,222)	20,141	(41,363)

Cash generated by operating activities	65,275	78,502	(13,227)	181,400	158,194	23,206
Add property & equipment	(29,011)	(21,131)	(7,880)	(54,719)	(76,730)	22,011
Purchase shares	(72,671)	—	(72,671)	(72,671)	(3,843)	(68,828)

Cash used in investing activities	(101,682)	(21,131)	(80,551)	(127,390)	(80,573)	(46,817)
Debt amortization	(7,235)	(11,096)	3,861	(23,508)	(30,707)	7,199
Dividends received (paid) — Net	123	—	123	(24,154)	—	(24,154)

Cash used in financing activities	(7,112)	(11,096)	3,984	(47,662)	(30,707)	(16,955)
Effect of exchange rate changes on cash and cash equivalents	2,835	(1,938)	4,773	10,964	312	10,652

Net increase (decrease) cash & cash equivalents	(40,684)	44,337	(85,021)	17,312	47,226	(29,914)
Cash & cash equivalents at begin yr.	310,617	141,631	168,986	252,621	138,741	113,880

Cash & cash equivalents at yr. end	269,933	185,968	83,965	269,933	185,967	83,966

3Q10	www.gmexico.com	Page 14